Exhibit 21.1

List of Subsidiaries

	Name	Place of Incorporation

1.	Changzhou Kanghui Medical Innovation Co., Ltd.	PRC
2.	Beijing Libeier Biology Engineering Research Institute Co., Ltd.	PRC
3.	Shanghai Zhikang Medical Devices Co., Ltd.	PRC